भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे वि
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
[redacted]A.

05011014

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/VR/2005/2508 31-08-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
50TH ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

SEC MAIL PROCESSING SECTION RECEIVED SEP 07 2005 WASH., D.C. 198

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/2483 dated the August 31, 2005 addressed to The Stock Exchange, Mumbai alongwith a copy of two Notices dated the 31st August, 2005.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

SUPPL

dlw 9/9

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/VR/2005/2483 31-08-2005

Dear Sir,

LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

In terms of Clause 31(c) of the Listing Agreement we enclose three copies of a Notice dated the 31st August, 2005, issued by the Managing Directors & GE (NB) of the Bank, declaring valid nominations received for election of shareholder directors, to be held in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan complex, Madame Cama Road, Mumbai – 400 021 (Maharashtra) on Wednesday, the 14th September, 2005, at 10..00 a.m.

2. We also enclose three copies of a Notice dated the 31st August, 2005, issued by the Managing Director & GE (NB) of the Bank, declaring the only nominee who applied for the post of Director (Special Vacancy), elected as Director to the Board of the Bank.

3. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

भारतीय स्टेट बैंक

सूचना

भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के प्रावधानों के अंतर्गत केंद्रीय बोर्ड के लिए दो निदेशकों के चुनाव हेतु बुधवार दिनांक 14 सितम्बर 2005 को बैंक ऑडिटोरियम, भारतीय स्टेट बैंक, मादाम कामा रोड शाखा के पीछे, स्टेट बैंक भवन, मादाम कामा रोड, मुंबई - 400 021 (मुंबई) में प्रातः 10.00 बजे आयोजित होने वाली शेयरधारकों की महासभा के लिए भारतीय स्टेट बैंक सामान्य विनियमों के विनियम 21(1) के अनुसार दिनांक 30 जुलाई 2005 को जारी और भारत सरकार के 6 अगस्त 2005 के गजट में प्रकाशित अधिसूचना के संदर्भ में एतद्द्वारा सूचित किया जाता है कि दो नियमित रिक्त स्थानों के लिए वैध रूप से नामांकित प्रत्याशियों के नाम और पते निम्नलिखित हैं :

1. श्री सुमन कुमार बेरी,
   एन - 42, पंचशील पार्क,
   नई दिल्ली - 110 017

2. डॉ. अशोक झुनझुनवाला,
   प्रोफेसर,
   टेलीकॉम एंड नेटवर्क्स,
   (टीनेट) ग्रुप,
   विद्युत अभियांत्रिकी विभाग,
   आइ आइ टी, मद्रास,
   चेन्नई - 600 036

3. श्री नालम विश्वेश्वर राव
   1-1-550/ए, मुशीराबाद,
   हैदराबाद - 500 020

4. श्री वी. अलगप्पन,
   33-ए, रायलै मार्ग,
   तिरुचिरापल्ली - 620 003
   तमिलनाडु

5. श्री सुनिल कुमार गुप्ता,
   219 & 222 सी. ए. एपार्टमेंटस,
   ए - 3 पश्चिम विहार,
   नई दिल्ली - 110 063

केंद्रीय कार्यालय
मादाम कामा रोड
मुंबई - 400 021
31 अगस्त 2005

(के. अशोक किणी)
प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)

ध्यान दें : यदि कोई उम्मीदवार अपना नामांकन वापस लेना चाहे, तो उन्हें इस आशय की लिखित सूचना प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) को देनी चाहिए जो मतदान आरंभ होने से पूर्व उन्हें प्राप्त हो जाए।

STATE BANK OF INDIA

NOTICE

FILE NO. 82.452

With reference to the Notice dated the 30th July, 2005 issued in terms of Regulation 21(1) of the State Bank of India General Regulations, published in the Gazette of India of the 06th August, 2005 regarding the holding of the General Meeting of the Shareholders of the Bank, in the Bank's Auditorium, behind State Bank of India Madame Cama Road Branch, State Bank Bhavan, Madame Cama Road, Mumbai 400 021 (Maharashtra at 10.00 A.M, on Wednesday, the 14th September, 2005, for election of two Directors on the Central Board under the provisions of Section 19 (c) of the State Bank of India Act, notice is hereby given that the following are the names and addresses of the candidates validly nominated for the two regular vacancies:-

1. Shri. Suman Kumar Bery,
   N-42, Panchshila Park
   New Delhi – 110 017

2. Dr. Ashok Jhunjhunwala,
   Professor,
   Telecom & Networks (TeNet) Group,
   Department of Electrical Engineering,
   IIT, Madras,
   Chennai – 600 036

3. Shri Nalam Visweswara Rao,
   1-1-550/A, Musheerabad,
   Hyderabad – 500020

4. Shri. V. Alagappan,
   33-A, Salai Road,
   Tiruchirappalli – 620 003
   Tamil Nadu.

5. Shri Sunil Kumar Gupta,
   219&222 C.A.Apartments,
   A-3 Paschim Vihar, New Delhi - 110063

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 31st August, 2005

(K. Ashok Kini.)
MANAGING DIRECTOR & GE(NB)

N.B. Should any of the candidates wish to withdraw his/her nomination such withdrawal must be made in writing addressed to The Managing Director & GE(NB), and received before the commencement of the voting for the election.

FILE NO. 82-4524

भारतीय स्टेट बैंक

सूचना

भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 19(ग) के प्रावधानों के अंतर्गत केंद्रीय बोर्ड में तीन निदेशकों के चुनाव हेतु दिनांक 14 सितंबर 2005 बुधवार प्रातः 10 बजे बैंक के सभागृह, भारतीय स्टेट बैंक के पीछे, मादाम कामा रोड शाखा, स्टेट बैंक भवन, मादाम कामा रोड, मुंबई-400 021, महाराष्ट्र में बैंक के शेयरधारकों की महासभा आयोजित करने के संबंध में भारतीय स्टेट बैंक सामान्य विनियम, 1955 के विनियम 21(1) के अनुसार जारी की गई दिनांक 30 जुलाई 2005 की सूचना भारत के राजपत्र में 6 अगस्त 2005 को प्रकाशित की गई थी । निदेशकों के तीन पदों में से दो पद नियमित एवं एक विशेष पद है जैसाकि 30 जुलाई 2005 की उपर्युक्त सूचना में बताया गया है । विशेष पद के मामले में केवल श्री एम.एस. स्वामिनाथन का नामांकन ही प्राप्त हुआ है । अतः भारतीय स्टेट बैंक के सामान्य विनियम 1955 के विनियम 40 के अनुसार श्री एम.एस. स्वामिनाथन को चयनित माना जाता है ।

2. एतदद्वारा यह सूचित किया जाता है कि विशेष पद के अंतर्गत निदेशक पद के लिए निम्नलिखित अभ्यर्थी का चयन निर्विरोध किया गया है -

श्री एम.एस. स्वामिनाथन
एम.एस स्वामिनाथन रिसर्च फाउंडेशन
तीसरा क्रॉस रोड, तारामणी इंस्टीट्यूशनल एरिया
चेन्नई-600 113

3. कृपया यह ध्यान रखा जाए कि दिनांक 30 जुलाई 2005 की सूचना में बताए गए अनुसार नियमित पद के अंतर्गत दो निदेशकों के लिए 14 सितंबर 2005 को चुनाव किया जाएगा ।

(के. अशोक किणी)
प्रबंध निदेशक एवं समूह
कार्यपालक (राष्ट्रीय बैंकिंग)

कारपोरेट केंद्र
मादाम कामा रोड
मुंबई-400 021
दिनांक : 30 अगस्त 2005

ka-Gen.-35

STATE BANK OF INDIA

NOTICE

FILE NO. 82.4524

A notice dated the 30th July, 2005 issued in terms of Regulation 21(1) of the State Bank of India General Regulations, 1955, was published in the Gazette of India of the 06th August, 2005 regarding the holding of the General Meeting of the Shareholders of the Bank, in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan, Madame Cama Road, Mumbai 400 021 (Maharashtra) at 10.00 A.M, on Wednesday, the 14th September, 2005, for election of three directors on the Central Board under the provisions of Section 19 (c) of the State Bank of India Act 1955. Out of the three vacancies for the directors, two are regular vacancies and one is a special vacancy as stated in the notice date 30th July, 2005 referred to above. Only one nomination of Shri M.S.Swaminathan was received in respect of the special vacancy. Shri M.S.Swaminathan is, therefore, deemed to be elected pursuant to the Regulation 40 of the State Bank of India General Regulations, 1955.

2. Notice is hereby given that the following candidate has been duly elected unopposed for the post of Director under special vacancy:-

1. Shri M.S.Swaminathan,
   M.S.Swaminathan Research Foundation,
   3rd Cross Road, Taramani Institutional Area,
   Chennai 600 113

2. It may please be noted that elections will be held for 2 Directors under regular vacancies on the 14th September, 2005, as stated in the Notice dated the 30th July, 2005.

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 31st August, 2005

(K. Ashok Kini)
MANAGING DIRECTOR & GE(NB)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.:

दिनांक / Date:

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/PCR/2005/2502 August 29, 2005

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/2465dated 29th August, 2005 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/PCR//2005/2465

दिनांक / Date : ~~August 25, 2005~~

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE No.30

In terms of Clause 30A of the Listing Agreement, we advise that, consequent upon resignation, Shri. Suman Kumar Bery has ceased to be a Director on the Board of the Bank, with effect from 11th August, 2005.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / CO/S&B/VR/2005/2528

दिनांक / Date : 02-09-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/2528 dated the September 2nd, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/VR/2005/2528 02-09-2005

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME
UPSIZING FROM USD 1 BILLION TO USD 2 BILLION

In terms of Clause 36 of the Listing Agreement, we have to advise that our Bank has set up by a MTN Programme for USD 1 Billion in November 2004. We have to advise that the Bank has now increased the size of the Programme from USD 1 Billion to USD 2 Billion and the Programme is listed at Singapore Stock Exchange.

Yours faithfully,

General Manager
(Shares & Bonds)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर.एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. :

दिनांक / Date :

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/PCR/2005/2425

August 25, 2005

FILE NO. 82.4524

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/2411dated 25th August, 2005 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/PCR//2005/2411

दिनांक / Date : August 25, 2005

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE No.30

In terms of Clause 30A of the Listing Agreement, we advise that in exercise of the powers conferred by Clause (cb) of Section 19 read with sub-section (3A) and sub-section (4) of Section 20 of State Bank of India Act, 1955 (23 of 1955) and rule 4 of the State Bank of India (Appointment of Employee Directors) Rules, 1974, the Central Government, after consultation with the Reserve Bank of India, nominated Shri. Amar Pal, President, All India State Bank of India Officers' Federation, as Officer Employee Director on the Central Board of Directors of State Bank of India for a period from the date of notification (from 19-08-2005) and upto 31-03-2008, i.e., the date on which he will attain the age of superannuation, or until he ceases to be an officer of State Bank of India, whichever is earlier.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.